UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 190TH MEETING OF THE BOARD OF

DIRECTORS HELD ON DECEMBER 14, 2011

1.  DATE, TIME AND PLACE: On the 14th (fourteenth) day of the month of December 2011, at 9 a.m. (nine a.m.) at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2.5, in the City of Campinas, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of the Company.

3.  ATTENDANCE: All members of the Board of Directors (“Board”) and the CEO. Participating in the meeting, partially, were the Company’s Chief Business Development Officer and Chief Financial Officer and the CEO of CPFL Renováveis S.A.. Justified Absence: Claudio Borin Guedes Palaia.

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

Known to all present, the reading of the Agenda was waived. It was resolved that the minutes of this meeting would be drawn up in a summary form, permitting the right to dissent, with such manifestations to be filed at the Company’s headquarters, and the publication of the minutes in summary form was approved, with the omission of the signatures of the members.

The votes of the members nominated by the controlling shareholders shall be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement filed with the Company stated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After discussion of the subjects on the Agenda, the members took cognizance of the following topics and the following resolutions were made with a unanimous casting of votes of the members present:

(i)         Took cognizance of the activities of the Board Advisory Commissions during the month of December;

(ii)        Took cognizance of the material facts of the month reported by the CEO;

(iii)       Took cognizance of the current situation, the advances and the next steps regarding the Company’s Transformation Plan;

(iv)       Approved  the minutes of the 189th meeting of the Board held on November 30, 2011;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(v)        Approved, the Company’s Calendar of Corporate Events for 2012, in accordance with item “aa” of Article 18 of the Bylaws;

(vi)      Approved, as the controlling shareholder of CPFL Brasil and pursuant to paragraph 3 of Article 18 of the Company’s Bylaws and Resolution no. 2011080 of the Board of Executive Officers of CPFL Brasil, the opening of a branch establishment in Rio de Janeiro/RJ, recommending the casting of a favorable vote to the Board of Executive Officers of CPFL Brasil; and

(vii)     Recommended  that the representatives of the Company on the Board of Directors of CPFL Renováveis, cast a favorable vote to approve the following matters: Power Generation Projects – Resolutions nos. 032/2001, 033/2011 and 034/2011 of the Board of Executive Officers of CPFL Renováveis.

6. CLOSURE: With no further business to conduct, the meeting was adjourned at which time these minutes were drawn up, read and approved and subsequently signed by the Members present and the secretary. Murilo Passos, Ivan de Souza Monteiro, Francisco Caprino Neto, Renê Sanda, Carlos Alberto C. Moreira, Ana Novaes and Gisélia Silva – Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.